UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Director Declaration

Further to the acquisition of Schroders plc by Pantheon LLC on 1 October 2026, the Company hereby confirms that Annette Thomas, a Non-Executive Director of Pearson, ceased to be a Non-Executive Director of Schroders plc with effect from 1 October 2026.

This notification is made in accordance with UKLR 6.4.9R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 13 October 2026
By: /s/ CHRISTIE WOLSTENCROFT

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Christie Wolstencroft
Senior Assistant Company Secretary